NASDAQ Notifies Integrated Media Technology About Unusual Activity

HONG KONG and NEW YORK, May 04, 2018 (GLOBE NEWSWIRE) -- Integrated Media Technology Limited ("IMT" or the "Company") (NASDAQ: IMTE), a technology investment company engaged in the acquisition, development, and commercialization of autostereoscopic 3D display technology products and services, announced today that the NASDAQ Capital Market notified the Company about unusual trading activity in its stock and requested that the Company address the unusual activity in this press release. While the Company's general policy is not to comment on market rumors or speculation, including unusual market activities, the Company confirms that it has not taken any corporate action that would explain the unusual trading activity and is not in possession of any material non-public information that would prompt the unusual trading activity. Investors are reminded to use caution in dealing in the shares of the Company.

About Integrated Media Technology Limited ("IMT")

IMT is engaged in the investment, development and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMT designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment and software for the film/video production industry. For the consumer market, IMT through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet and TV. IMT is headquartered in Hong Kong with regional offices in Australia and China. IMT is traded on the Nasdaq under the symbol "IMTE" and on the ASX under the symbol "ITL". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948